大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2002/UOB-A47/atl

12 December 2002

File No. 82-2947

Securities & Exchange Com[redacted]
Division of Corporate Financ
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

02060775

SUPPL

LOCAL BANKS GO LIVE WITH CLS BANK

Dear Sir

We enclose a copy of a Joint News Release dated 12 December 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Encs

大華銀行
UNITED OVERSEAS BANK

JOINT NEWS RELEASE

Local Banks Go Live with CLS Bank

Singapore, 12 December 2002 – DBS Bank, OCBC Bank and UOB are pleased to announce that the three local banks have gone live with Continuous-linked Settlement (CLS) Bank International as Settlement Members, with effect from 11 December 2002.

As CLS Settlement Members, the three banks are now able to settle cross-border multi-currency transactions within the day on a payment-versus-payment basis, eliminating the settlement risk caused by delays arising from time-zone differences and ultimately, reducing costs.

With the commencement of the initial limited trading phase, called, "Controlled Unscripted Live Processing (CULP)" within the CLS system, the three banks are in line with global cutting-edge FX settlement standards.

For further information, please contact:

United Overseas Bank, Corporate Affairs
Ms Samantha Joy Yik
Tel: (65) 6539 3970
Fax: (65) 6538 2559
Email: samanthajoy.yiksy@uobgroup.com

Notes to Editors

About DBS Bank
DBS Bank is the largest bank in Singapore as measured by assets, with dominant positions in consumer banking, treasury and markets, securities brokerage, Singapore dollar loans, deposits, and equity and debt fund raising. Through its Dao Heng Bank and DBS Kwong On Bank operations, DBS Bank is the fourth largest banking group in Hong Kong. Beyond the anchor markets of Singapore and Hong Kong, DBS Bank serves corporate, institutional and retail customers through its operations in Thailand, The Philippines, and Indonesia. The bank's credit ratings are amongst the highest in the Asia-Pacific region. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

About OCBC Bank
OCBC Bank is a Singapore-based financial services group with assets of S$84 billion and operations in 14 countries including Malaysia, China, Japan, Australia, UK and USA. With one of the most extensive networks among regional banks in Asia, OCBC Bank offers a range of specialist financial services including consumer, corporate and private banking, global treasury, capital markets, corporate finance, asset management and stockbroking services.

For the financial year ended 31 December 2001, OCBC Bank achieved a profit attributable to shareholders of S$785 million. For its eBanking initiatives, OCBC Bank was named as the overall Best Corporate/Institutional Internet Bank for 2002 in Singapore as well as the Asia Pacific in a global survey conducted by US-based financial magazine, Global Finance. This was the second consecutive year that the Bank has won a Global Finance award – it was voted the Best Internet Bank in Singapore in 2001.

OCBC Bank's acquisition in August 2001 of Keppel Capital Holdings, including its subsidiaries Keppel TatLee Bank, Keppel Securities and Keppel TatLee Finance, was an important milestone in its mission to be a high performance, best-in-class financial institution in the Asia Pacific.

More information about OCBC Bank is available at www.ocbc.com.

About UOB
Founded in 1935, the United Overseas Bank (UOB) has charted steady growth over the years to establish itself as one of Singapore's leading banks today. UOB provides a wide range of financial services through its vast network of more than 245 offices around the world, comprising bank branches in Singapore and offices in 18 countries in the Asia-Pacific, Western Europe and North America.

Today, UOB is the largest credit card issuer in Singapore with a card base that exceeds 780,000. It is also the market leader in loans to small and medium-sized enterprises and a recognised leader in the personal loans business.

UOB's vision is to be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent customer service. UOB is rated among the world's top banks by Moody's Investors Service, receiving B+ for Bank Financial Strength, and Aa2 and Prime-1 for long-term and short-term deposits respectively.

The Bank has been ranked 'Asia's 3rd Strongest Bank' and the 'Strongest Bank in Singapore' by Asiamoney; 'Best Bank in Singapore' by US-based Global Finance; and 'Best Domestic Commercial Bank in Singapore' by The Asset. It has also received the 'Bank of The Year 2002 – Singapore' award from The Banker and 'Best Local Bank in Singapore' award from FinanceAsia's Country Awards for Achievement 2002.

More information on UOB is available at www.uobgroup.com.